FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.    an announcement regarding approval from CSRC regarding the public offering of corporate bonds of Huaneng Power International, Inc. (the Registrant”); and

2.    an announcement regarding issue of super short-term debentures;

Each made by the Registrant on June 1, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OBTAINING APPROVAL FROM CSRC REGARDING THE PUBLIC OFFERING OF CORPORATE BONDS TO THE QUALIFIED INVESTORS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

On 31 May 2016, Huaneng Power International, Inc. (“the Company”) received the “Written Reply on Approving the Public Offering of Corporate Bonds by Huaneng Power International, Inc. to Qualified Investors” issued by China Securities Regulatory Commission (“CSRC”) (Zheng Jian Xu Ke [2016] No. 1158) in relation to the proposed public offering of corporate bonds by the Company to qualified investors and details are as follows:

1.	Approving the public offering of corporate bonds by the Company to qualified investors with an aggregate face value of not exceeding RMB4.2 billion.

2.
The corporate bonds of the Company shall be issued in a phased manner and the first phase shall be completed within 12 months from the date of approval by CSRC; issuance of the remaining phases of the corporate bonds shall be completed within 24 months from the date of approval by CSRC.

3.	The issuance of corporate bonds by the Company shall be conducted in strict compliance with the prospectus submitted to CSRC.

4.	This written reply shall be effective within 24 months from the date of approval.

5.
From the date of approval until completion of the issuance of corporate bonds by the Company, if the Company incurs significant matters, the Company shall report such matters to CSRC in a timely manner and deal with such matters according to the relevant regulations.

The board of directors of the Company and the authorized persons shall deal with the matters relating to the issuance of corporate bonds within the authorized scope of the shareholders meeting according to the relevant laws and regulations and the requirements of the above approval documents, and perform the information disclosure obligation in a timely manner.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Zhang Shouwen (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Yue Heng (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Geng Jianxin (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
1 June 2016

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2014 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 25 June 2015, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed herein) in the PRC within 24 months from the date on which the shareholders’ approval was obtained.

The Company has recently completed the issue of the sixth tranche of the Company’s super short-term debentures for 2016 (the “Debentures”). The total issuing amount was RMB3 billion with a maturity period of 270 days whereas the unit face value is RMB100 and the interest rate is 2.73%.

Agricultural Bank of China Limited acts as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the operational working capital of the Company.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC 1 June 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     June 1, 2016